[GRAPHIC OMITTED]
                             Fresenius Medical Care

                                             Fresenius Medical Care AG
Investor News                                Investor Relations
                                             Else-Kroner-Str. 1
                                             D-61352 Bad Homburg

                                             Contact:

                                             Oliver Maier
                                             Phone: + 49 6172 609 2601
                                             Fax:   + 49 6172 609 2301
                                             E-mail: ir-fms@fmc-ag.com

                                             North America: Heinz Schmidt
                                             Phone: + 1 781 402 9000 Ext.: 4518
                                             Fax:   + 1 781 402 9741
                                             E-mail: ir-fmcna@fmc-ag.com

                                             Internet: http://www.fmc-ag.com
                                                       ---------------------


             COMPANY SUPPORTS LEGAL POSITION ON PENDING U.S. MATTERS
              WITH HIGHER EXPENSES AND SIGNIFICANT INCREASE IN THE
                        ALLOWANCE FOR DOUBTFUL ACCOUNTS.

THIRD QUARTER HIGHLIGHTS

o  Net revenues increased by 14% to $ 1,228 million (15 % currency-adjusted)

o Operating profit (EBIT) at $ 163 million (1). Third quarter 2001 included higher expenses of $ 12 million ($ 2 million legal costs and $ 10 million higher allowance for doubtful accounts) mainly due to the still pending legal disputes with commercial carriers. Excluding this impact, EBIT would have increased to $ 174 million and the company would be on track for the year 2001.

o  Net Income (EAT) increased by 12% to $ 64 million (1)

o  Earnings per share (EPS) up 5% to $ 0.66 per ordinary share

o Very successful integration of Everest in North America. Excluding the increase in the allowance for doubtful accounts, the EBIT margin in North America has improved 50bps to 13.9% compared to second quarter 2001.

o The International EBIT margin is mainly influenced by the investment in the PD program in Japan.


------------------
(1) As outlined in 2000 the third quarter 2000 was positively impacted by special items primarily currency related (see also table attached to this Investor News). Including this special effect in the third quarter 2000 EBIT ($ 4.4m) decreased by 3% and EAT ($ 1.4m) has increased 9% respectively.

Fresenius Medical Care AG, October 30, 2001

    Bad Homburg, Germany -- October 30, 2001 -- Fresenius Medical Care AG (Frankfurt Stock Exchange: FME, FME3) (NYSE: FMS, FMS_p), the world's largest provider of dialysis products and services, today announced an increase in net income after minorities of 9% to $ 64 million for the third quarter ended September 30, 2001. Adjusted for the special effect in the third quarter 2000 (see footnote 1 and table attached) the net income after minorities increased by 12% in the third quarter 2001.(2)

    Net revenues for the third quarter of 2001 increased to $ 1,228 million from $ 1,081 million, an increase of 14% (15% currency adjusted). This development was mainly based on a strong same store dialysis care revenue growth of 11% and a same store treatment growth of 8% in the third quarter 2001.

    Earnings before interest, taxes, depreciation and amortization (EBITDA) for the third quarter of 2001 were $ 244 million, up 1.5% (3% excluding the special effect in Q3 2000). The EBITDA margin in the third quarter 2001 of 19.9% compares with the 21.5% EBITDA margin in the third quarter of 2000 (excluding the special effect in Q3 2000).

    Earnings before interest and taxes (EBIT) decreased 3% (0% excluding the special effect in Q3 2000) to $ 163 million from $ 167 million in the same period last year. In the third quarter of 2001 the company adjusted its allowance for doubtful accounts in North America by $10 million mainly taking into account the increased difficulty to collect receivables in a timely manner due to the pending legal disputes with commercial carriers. However the company believes that its legal position is very strong and therefore is accepting the fact of added legal expenditures of approximately $2 million in Q3 2001. The company anticipates continued higher legal spending through 2003 of approximately $5 million per quarter associated with pursuing to defend itself vigorously during this next litigation phase of the NMC merger-related cases, including the commercial carrier litigation, the Grace Chapter 11 and residual matters relating to discontinued operations. Excluding these additional expenses of $ 12 million in the third quarter, EBIT would have increased to $ 174 million.


------------------
(2) Excluding higher expenses to support the company's strong legal position, net income would have increased 24% to $ 71 million in the third quarter 2001.

Fresenius Medical Care AG, October 30, 2001

    Fresenius Medical Care AG achieved an EBIT margin of 13.2% in the third quarter of 2001. On a comparable basis (excluding the special effect in Q3 2000) the EBIT margin in the third quarter 2000 was 14.7%. The difference of 150 bps is due to higher expenses of $ 12 million ($ 2 million legal expenses and a $ 10 million increase in receivable reserves) to support the company's strong legal position (100 bps), changes in the regional EBIT-margin mix and others (30 bps) as well as start-up costs production and marketing for PD in Japan (20 bps).

    Earnings per share (EPS) were $ 0.66 for the third quarter 2001, up 5% compared with EPS of $ 0.63 for the third quarter of 2000. The weighted average number of shares outstanding during the third quarter of 2001 was approximately
96.1 million compared with 92.2 million in the third quarter 2000. Earnings per American Depository Shares (ADS) for the third quarter were $ 0.22 versus earnings of US$ 0.21 per ADS for the same period in 2000. Three ADS's are equivalent to one share.

    The company's Free Cash Flow was particularly strong in the third quarter of 2001 with $ 62 million and includes also increased capital expenditures to implement FMC's long-term growth strategy. Capital expenditures in the third quarter 2001 were $ 51 million.

    FMC continues to successfully implement its strategic positioning as a renal therapy company. The global same store patient care revenues accelerated to 11% and the same store treatment growth was 8%, which clearly demonstrates the strength of our renal business. The successful integration of Everest Healthcare into FMC reflects the capabilities and a strong patient care infrastructure capable of executing the company's long term strategic plan.

Fresenius Medical Care AG, October 30, 2001

    Ben Lipps, Chief Executive Officer of Fresenius Medical Care, commented "our fundamental position remains very strong and we grow at least in line with the market in dialysis care and dialysis products, which shows our continuing strength in the renal business. In addition we continue to assess our position as strong on the remaining secondary legal issues from the 1996 merger - which were linked to National Medical Care. We will support this position with additional reserves and the appropriate legal expenses for litigation to pursue the expected favorable resolution of these issues. Therefore we are also prepared to incur ongoing additional costs. Based on the new situation the company expects sales growth to meet target and a continued double digit growth of earnings after tax in the low to mid teens".

    Revenues in North America, which accounted for 75% of total revenue, increased 15% to $ 915 million with Dialysis Care increasing at 19% and Dialysis Products revenues up 4%. External Dialysis products sales decreased by 2% in the third quarter of 2001. The introduction of the UltraCare on line therapy in North America is on target. With this new therapy FMC is setting new standards for Hemodialysis in the United States. The renal disease management program continues to accelerate very strongly where the company now has 4,560 patients under contract. This represents a 52% increase over year end 2000 with excellent clinical results.

    International revenues rose 9% to $ 313 million compared to the third quarter of last year. On a currency-adjusted basis, International revenues advanced 13% compared to the third quarter of 2000. Within the International segment, growth in Dialysis Care revenues, which increased by 25% on a currency-adjusted basis, once again reflected the successful expansion of the International Dialysis Care business in key areas. In the third quarter 2001 the company performed around 1 million dialysis treatments. The patient growth was 19% versus third quarter 2000. Additionally the company expanded its European Clinical Database where data of more than 13.000 patients are stored. In the UK and in Spain the conversion of patients to the new FX-class dialyzer is completed. The targeted conversion of patients in FMC centers to the FX-class filter at this point in time was completed.

Fresenius Medical Care AG, October 30, 2001

    The growth rate of 4% in International Dialysis Products revenues, 9% on a currency-adjusted basis, quite clearly surpassed the average growth rate in the markets. The launch of the new Multifiltrate machine in Germany got an extremely positive market resonance and marks the focus on Acute Dialysis Therapies. This machine can perform the complete range of therapies required for the treatment of acute renal failure and additionally plasmapheresis and hemoperfusion therapies. In the third quarter the company achieved a major development milestone for a new machine generation incorporating nearly 30 patent protected inventions. Asia/Pacific showed a strong revenue growth of 17% (30% currency adjusted) in the third quarter 2001. The dialyzer revenue increased by 19% compared to third quarter 2000. In July 2001 the production of PD-products started in the new Buzen plant in Japan. In Dialysis Care the company achieved in the third year of operations a 20% market share treating 1.000 PD patients in Korea, the second largest PD market in Asia.

NINE MONTHS RESULTS

    In the first nine months of 2001, net income after minorities increased 17.4% to $ 180 million, up from $ 153 million in the same period last year.

    Net revenues for the first nine months 2001 increased to $ 3.59 billion from $ 3.12 billion, an increase of 15% (17% currency adjusted).

    Earnings before interest, taxes, depreciation and amortization (EBITDA) for the first nine months of 2001 increased 6% to $ 728 million, up from $ 685 million in the same period last year. The EBITDA margin was 20.3% compared to 22.0% (not adjusted) in the same period of last year.

    In the first nine months of 2001, Earnings before interest and taxes (EBIT) increased 4% to $ 485 million from $ 468 million in the same period last year. This resulted in an EBIT margin of 13.5% compared to 15.0% (not adjusted) in the first nine months of 2000.

Fresenius Medical Care AG, October 30, 2001

    In the first nine months Earnings per share (EPS) rose 7% to $ 1.86 ($ 0.62 per ADS) compared to $ 1.74 ($ 0.58 per ADS) in the first nine months of 2000. The weighted average number of shares outstanding during the first nine months of 2001 were approximately 96.0 million compared with 87.4 million in the same period of 2000.

      North American revenues rose 17% to approximately $ 2.68 billion compared to $ 2.29 billion the same period last year. North American Dialysis Care revenue increased by 20% to $ 2.3 billion with a very strong organic revenue growth of 10%. During the period, 41 new clinics were opened and 63 clinics were acquired bringing the total in North America to 1,020 clinics. North American Dialysis Product revenues, including sales to company-owned clinics, increased 5% to $ 555 million compared to the first nine months of 2000.

    International revenues rose to $ 905 million, 16% on a currency-adjusted basis, from $ 825 million for the first nine months of 2000. Growth in International Dialysis Care revenue was 27%, up to $ 310 million (33% adjusted for currency effects). As of September 30, 2001, the Company operated a total of 355 clinics outside of North America. In the first nine months, 14 clinics were added via acquisitions and another 11 new clinics were opened by the Company. Adjusted for currency, International Dialysis Products revenue, increased 11%, including sales to company-owned dialysis clinics, to $ 657 million compared to $ 633 million in the first nine months of 2000.

    In the first nine months of 2001, Fresenius Medical Care AG performed approximately 11.2 million treatments, which represents an increase of 18% year over year. North America accounted for 8.3 million treatments (+16%) and the International segment for 3.0 million (+25%).

Additionally the company generated $ 259 million in Cash Flow from operations. A total of $ 183 million and $ 169 million (net of proceeds disposals) was spent for acquisitions and capital expenditures respectively during the same period. The Free Cash Flow for the first nine months of 2001 amounted to $ 90 million.

Fresenius Medical Care AG, October 30, 2001

    Looking at the financial position the Total debt amounted to $ 2.99 billion at the end of the third quarter 2001 compared to $ 2.64 billion total debt outstanding at the end of the year 2000. The increase is mainly attributable to acquisitions and capital expenditure of $ 317 million and $ 169 million respectively as well as dividends paid of $ 66 million and currency effects and others of $ 56 million. The Cash Flow from operations of $ 259 million after the first nine month of 2001 reduced the Total debt, ending with a net change in Total debt of $ 349 million since the beginning of the year.


Fresenius Medical Care AG is the world's largest, integrated provider of products and services for individuals with chronic kidney failure, a condition that affects more than 1,000,000 individuals worldwide. Through its network of approximately 1,375 dialysis clinics in North America, Europe, Latin America and Asia-Pacific, Fresenius Medical Care provides dialysis treatment to approximately 103,580 patients around the globe. Fresenius Medical Care is also the world's leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products.

For more information about Fresenius Medical Care, visit the Company's website at http://www.fmc-ag.com.
   ---------------------

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG does not undertake any responsibility to update the forward-looking statements in this release.

                           Q3 2000   special effect in Q3 2000    Q3 2000    Q3 2001   % change
                       as reported            in US$ m           adjusted
                       ------------------------------------------------------------------------
NET REVENUES(1)              1,081              28.0                1,109      1,228        11%
-----------------------------------------------------------------------------------------------
EBITDA                         241               2.6                  238        244         3%
                margin       22.3%                                  21.5%      19.9%
-----------------------------------------------------------------------------------------------
EBIT                           167               4.4                  163        163         0%
                margin       15.5%                                  14.7%      13.2%
-----------------------------------------------------------------------------------------------
NET INCOME                      58               1.4                   57         64        12%
                margin        5.4%                                   5.1%       5.2%
-----------------------------------------------------------------------------------------------

(1) impact of appreciation of US$ versus local currencies in Q3 2000

Fresenius Medical Care AG, October 30, 2001

Fresenius Medical Care AG
Statements of Earnings at current exchange rate
(in US-$ thousands except share and per share data)
(unaudited)

                                            Three Months     Three Months               Nine Months      Nine Months
                                          Ended September  Ended September  % Change  Ended September  Ended September  % Change
                                              30, 2001        30, 2000                    30, 2001        30, 2000
                                          ---------------------------------------------------------------------------------------
Net revenues
Dialysis Care                                   906,004         761,090        19.0%      2,638,547       2,183,595        20.8%
Dialysis Products                               322,151         320,083         0.6%        950,378         935,598         1.6%
                                             ----------      ----------      -------     ----------      ----------       ------
                                              1,228,155       1,081,173        13.6%      3,588,925       3,119,193        15.1%

Cost of revenues                                812,109         705,261        15.2%      2,372,998       2,025,828        17.1%
                                             ----------      ----------      -------     ----------      ----------       ------
Gross profit                                    416,046         375,912        10.7%      1,215,927       1,093,365        11.2%

Selling, general and administrative             245,384         201,227        21.9%        705,993         602,491        17.2%
Research and development                          8,156           7,503         8.7%         24,492          23,153         5.8%
                                             ----------      ----------      -------     ----------      ----------       ------
Operating income
(EBIT)                                          162,506         167,182        -2.8%        485,442         467,721         3.8%
                                             ==========      ==========      =======     ==========      ==========       ======

Interest (income) expense, net                   55,150          51,705         6.7%        164,667         163,853         0.5%
                                             ----------      ----------      -------     ----------      ----------       ------
Earnings before income taxes                    107,356         115,477        -7.0%        320,775         303,868         5.6%
and minority interest

Income tax expense                               43,125          56,373       -23.5%        139,624         148,256        -5.8%
Minority interest                                   338             712       -52.6%          1,136           2,225       -48.9%
                                             ----------      ----------      -------     ----------      ----------       ------
Net income                                      $63,893         $58,392         9.4%       $180,015        $153,387        17.4%
                                             ----------      ----------      -------     ----------      ----------       ------

Earnings per ordinary share                       $0.66           $0.63         4.8%          $1.86           $1.74         6.9%
Earnings per ordinary ADS                         $0.22           $0.21         4.8%          $0.62           $0.58         6.9%
Earnings per preference share                     $0.67           $0.64         4.7%          $1.90           $1.79         6.1%
Earnings per preference ADS                       $0.22           $0.21         4.7%          $0.63           $0.60         6.1%

Average weighted number of shares
Ordinary shares                              70,000,000      70,000,000                  70,000,000      70,000,000
Preference shares                            26,075,914      22,177,452                  26,000,785      17,403,517

Segment and other Information
-----------------------------
(unaudited)
(in US-$ million)

Sales

North America                                       915             793        15.4%          2,684           2,294        17.0%
International                                       313             288         8.5%            905             825         9.6%
                                             ----------      ----------      -------     ----------      ----------       ------
Total sales                                       1,228           1,081        13.6%          3,589           3,119        15.1%
                                             ==========      ==========      =======     ==========      ==========       ======

EBIT

North America                                       117             113         3.6%            347             320         8.5%
International                                        50              48         4.8%            152             146         4.1%
Corporate                                            -5               6         -               -13               2         -
                                             ----------      ----------      -------     ----------      ----------       ------
EBIT                                                163             167        -2.8%            485             468         3.8%
                                             ==========      ==========      =======     ==========      ==========       ======

Depreciation / Amortization                          82              74                         243             217
Allowance for doubtful accounts                      30              18                          70              48

Employees (September 30, compared to Dec. 31)
Full-time equivalents                                                                        36,150          33,316

Fresenius Medical Care AG, October 30, 2001

                                      Three Months      Three Months                 Nine Months       Nine Months
Percentages of revenue              Ended September   Ended September   % Change   Ended September   Ended September
                                        30, 2001          30, 2000                     30, 2001          30, 2000
                                    --------------------------------------------------------------------------------
Cost of revenues                          66.1%             65.2%                        66.1%             64.9%
Gross profit                              33.9%             34.8%                        33.9%             35.1%

Selling, general and administrative       20.0%             18.6%                        19.7%             19.3%
Research and development                   0.7%              0.7%                         0.7%              0.7%
                                        -------           -------                      -------           -------
Operating income
(EBIT)                                    13.2%             15.5%                        13.5%             15.0%
                                        =======           =======                      =======           =======

Interest (income) expense, net             4.5%              4.8%                         4.6%              5.3%
                                        -------           -------                      -------           -------
Earnings before income taxes               8.7%             10.7%                         8.9%              9.7%
and minority interest

Income tax expense                         3.5%              5.2%                         3.9%              4.8%
Minority interest                          0.0%              0.1%                         0.0%              0.1%
                                        -------           -------                      -------           -------
Net income                                 5.2%              5.4%                         5.0%              4.9%
                                        -------           -------                      -------           -------
                                        -------           -------                      -------           -------
EBITDA                                    19.9%             22.3%                        20.3%             22.0%
                                        -------           -------                      -------           -------


Balance Sheet
in US-$ Mio.                                      9/30/2001         12/31/2000
==============================================================================

Assets

Current assets                                        1,834              1,581
Intangible assets                                     3,699              3,475
Other non-current assets                              1,040                923
------------------------------------------------------------------------------
   Total assets                                       6,573              5,979

Shareholders`equity and liabilities

Current liabilities                                   1,201              1,390
Long-term liabilites                                  2,556              1,910
Shareholders` equity                                  2,816              2,679
------------------------------------------------------------------------------
   Total Shareholders` equity and liabilities         6,573              5,979

Net debt                                              2,988              2,639

        Equity/assets ratio:                            43%                45%


Fresenius Medical Care AG, October 30, 2001

Cash Flow Statement
in US-$ Mio.                                             9/30/2001   9/30/2000  12/31/2000
==========================================================================================
  Net income                                                   180         153         212
  Depreciation / amortization                                  243         217         293
  Change in working capital and other non cash items          -164        -135        -114

Cash from operating activities                                 259         236         391

  Capital expenditures, net                                   -169        -125        -207

Free Cash flow                                                  90         110         184

Acquisitions, net of cash acquired                            -183        -245        -275

Free Cash flow after investing activites                       -93        -134         -91

  Proceeds from issuance of stock                                4         557         558
  Proceeds from issuance of Trust Preferred Securities         471
  Change in other debt                                        -298        -351        -351
  Dividends paid                                               -66         -51         -51

Cash flow from financing activities                            111         155         156

Effects of exchange rates on cash                               -8          -9         -35

Net increase (change) in cash                                   10          12          30

Cash at beginning of period                                     65          35          35
Cash at end of period                                           74          47          65


                                      ****


Fresenius Medical Care AG, October 30, 2001